FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Form 6k dated November 6, 2003 along with the Press Release.
2.	A copy of the letter addressed to Vadodora Stock Exchange Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 6, 2003

For ICICI Bank Limited

By:	/s/ Nilesh Trivedi
Name: Title:	Nilesh Trivedi Assistant Company Secretary

ITEM 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	November 06, 2003

ICICI Bank Launches UK Banking Subsidiary

Announces Partnership with Lloyds Tsb

ICICI Bank Ltd. (NYSE:IBN), India’s second largest and fastest-growing bank has gained a UK banking license and has set up ICICI Bank UK Limited, a wholly owned banking subsidiary offering a range of products targeted at corporations and high net worth individuals for business banking and retain requirements. With its first office and branch located at Knightsbridge, London, ICICI Bank UK is currently the only locally incorporated banking subsidiary among Indian banks in the UK.

To coincide with its launch, the Bank has formed a partnership with Lloyds TSB plc, one of the leading UK-based financial services groups with 2,200 branches. This is the first strategic tie-up of its kind among major banking groups in the UK and the two banks are currently piloting the India Banking Service at Lloyds TSB’s branches in Wembley and Harrow. This offers new and existing customers the opportunity to manage both Lloyds TSB and ICICI Bank current and savings accounts through their local Lloyds TSB branch. Using the India Banking Service, NRI (Non-Resident Indian) and PIO (Persons of Indian Origin) banking customers can transfer funds to an ICICI Bank Account in India in an efficient and cost effective manner.

The UK represents a key platform in ICICI Bank’s strategy of global expansion and ICICI Bank’s business development in the UK market will be aided by the Group’s high standing among the Asian community and among Indian corporations and multinationals. ICICI Bank UK will build on the multi-channel banking franchise established in India through branches, the largest ATM network in India, mobile, telephone and one of the largest Internet banking customer base in the world to serve the retail needs of NRIs/PIOs based in the UK.

ICICI Bank UK will initially be targeting three commercial business areas:

  commercial banking support for small and medium corporates in the UK trade finance in support of the trade flow between the UK and India corporate finance and syndication

The Rt. Honorable Paul Boateng, MP and Chief Secretary to the Treasury in the UK, stated, “I am delighted to welcome ICICI Bank to London and particularly pleased that they have selected the UK as the initial platform for their international expansion. As the Indian business community in Britain and our trade links with India continue to grow in commercial importance, I am sure ICICI Bank will have a major part to play.”

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

K. V. Kamath, ICICI Bank’s Managing Director and Chief Executive Officer, and Chairman, ICICI Bank UK, said: “The ICICI Group has played a key role in helping develop India’s business community and industrial base since its inception in 1955. Our first banking subsidiary in the UK market is a major step in our strategy for transforming ICICI Bank into a global banking organisation, particularly in response to latent and rapidly emerging opportunities.”

Lalita Gupte, Joint Managing Director of ICICI Bank and responsible for Global Banking, commented, “We have now created a platform that gives us the capability to capitalise internationally on opportunities in all segments of our business, both retail and wholesale. ICICI Bank has opened its first wholly-owned subsidiary in the UK, and we are all set to offer support and services to fulfil the needs of NRIs, PIOs and corporates, with links to India.”

Sonjoy Chatterjee, ICICI Bank UK’s Managing Director and Chief Executive Officer added: “We enjoy a very unique relationship with the Asian professional and business community in UK. The partnership with Lloyds TSB is a key step towards establishing a multi-channel distribution strategy, which together with our technology banking leadership will help create a strong UK brand. As we progress we will offer a range of products on a global platform at competitive rates and superior levels of service.”

With the launch of the London office, ICICI Bank has further increased its international presence. Recently, the Bank inaugurated its Overseas Offshore Branch in Singapore and an Offshore Banking unit at SEEPZ, Mumbai as well as representative offices in Shanghai and Dubai. The Bank also has its representative office in New York and has received approval for opening a wholly owned banking subsidiary in Canada.

Except for the historical information contained herein, statements in this Release, which contain words or phrases such as ‘will’, ‘would’, etc., and similar expressions or variations of such expressions may constitute “forward-looking statements ”. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand in banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Madhvendra Das at 91 22-26538252 or e-mail: madhvendra.das@icicibank.com.

ITEM 2

Nilesh Trivedi
Assistant Company Secretary

November 6, 2003

Mr. Dishant Sagwaria
Officiating Executive Director
Vadodara Stock Exchange Limited
Fortune Towers
Sayajigunj
VADODARA 390 005

Dear Sir,

Press Release

We enclosed herewith, a copy of the Press Release dated today, issued in connection with ICICI Bank launching UK Banking Subsidiary and its branch as also announcing Partnership with Lloyds Tsb, for your information and record.

Please acknowledge receipt.

Yours faithfully,

/s/ Nilesh Trivedi
Nilesh Trivedi

Encl:

ICICI Bank Limited ICICI Bank Towers 7th Floor, North Tower Bandra-Kurla Complex Mumbai 400 051, India.	Tel. (+91-22) 2653 6710 Fax (+91-22) 2653 1228/30 E-mail: nilesh.trivedi@icicibank.com	Regd. Office: “Landmark” Race Course Circle Vadodara 390007, India